Exhibit 99.1

PRESS RELEASE

Affimed Announces Annual General Meeting of Shareholders

Heidelberg, Germany, July 10, 2020 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, announced today that the Annual General Meeting of Shareholders will be held on Tuesday, August 4, 2020 at the Sheraton Amsterdam Airport Hotel and Conference Center, Schiphol Boulevard 101, 1118 BG Schiphol, Netherlands. (The meeting will start at 11:00 a.m. CET.)

The notice and agenda of the general meeting are available in the Investor Relations section under “Notice to convene the Annual General Meeting of Shareholders of Affimed N.V.” of Affimed’s website at https://www.affimed.com/investors/ as well as the SEC’s website at www.sec.gov.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The company is developing single and combination therapies to treat hematologic and solid tumors. The company is currently enrolling patients into a registration-directed study of AFM13 for CD30-positive relapsed/refractory peripheral T cell lymphoma and into a Phase 1/2a dose escalation/expansion study of AFM24 for the treatment of advanced EGFR-expressing solid tumors. For more information, please visit www.affimed.com.

Affimed Investor Contact:

Alex Fudukidis

Head of Investor Relations

E-Mail: IR@affimed.com

Tel.: +1 (917) 436-8102